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04024542

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gallery Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2877

FISCAL YEAR 2-29-00

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/26/04

82-2877

ARIS

04 JAN -2 AM 7:21 2-29-00

GALLERY RESOURCES LIMITED

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 29, 2000

MacPherson Stetson CHARTERED ACCOUNTANTS

MacPherson Stetson
Chartered Accountants

AUDITORS' REPORT

To: The Shareholders of Gallery Resources Limited

We have audited the balance sheets of Gallery Resources Limited as at February 29, 2000 and February 28, 1999 and the statements of operations, deficit, cash flows and deferred development expenditures for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

Edmonton, Alberta

July 6, 2000

MacPherson Stetson
Chartered Accountants

GALLERY RESOURCES LIMITED

BALANCE SHEET - FEBRUARY 29, 2000

ASSETS

	2000	1999
CURRENT ASSETS		
Accounts receivable	$ 22,173	$ 45,805
Share subscriptions receivable	12,000	-
Prepaid expenses and deposits	52,681	10,892
	86,854	56,697
TERM DEPOSITS (note 3)	10,000	20,000
CAPITAL ASSETS (note 4)	315,189	431,988
MINING CLAIMS AND DEFERRED EXPENSES (note 6)	6,025,736	5,170,008
	$ 6,437,779	$ 5,678,693

LIABILITIES

	2000	1999
CURRENT LIABILITIES		
Bank advances	$ 13,299	$ 18,960
Accounts payable and accrued liabilities (note 5)	275,898	429,778
	289,197	448,738

INCORPORATION AND OPERATIONS (note 1)

SHAREHOLDERS' EQUITY

	2000	1999
CAPITAL STOCK (note 7)	16,091,650	14,068,650
DEFICIT	9,943,068	8,838,695
	6,148,582	5,229,955
	$ 6,437,779	$ 5,678,693

Approved By The Board

Director

Director

MacPherson Stetson CHARTERED ACCOUNTANTS

GALLERY RESOURCES LIMITED

STATEMENT OF OPERATIONS

YEAR ENDED FEBRUARY 29, 2000

	2000	1999
Interest income	$ 651	$ 1,315
Administrative expenditures		
Wages and benefits (note 5)	597,858	646,461
Office and miscellaneous	128,041	184,804
Professional fees (note 5)	62,295	58,600
Advertising and promotion	37,195	46,030
Automotive and travel	36,617	43,184
Amortization	5,292	6,641
Licenses and fees	105	550
Interest on long-term debt	-	43
	867,403	986,313
Loss from operations	866,752	984,998
Other income (loss)		
Forgiveness of indebtedness	77,658	-
Gain (loss) on disposal of capital assets	9,000	(14,517)
Write-down of mineral properties	(324,279)	(250,996)
	(237,621)	(265,513)
LOSS FOR THE YEAR	$ 1,104,373	$ 1,250,511
LOSS PER SHARE (note 8)	$ 0.02	$ 0.03

GALLERY RESOURCES LIMITED

STATEMENT OF DEFICIT

YEAR ENDED FEBRUARY 29, 2000

	2000	1999
Deficit at beginning of year	$ 8,838,695	$ 7,588,184
Loss for the year	1,104,373	1,250,511
DEFICIT AT END OF YEAR	$ 9,943,068	$ 8,838,695

GALLERY RESOURCES LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED FEBRUARY 29, 2000

	2000	(note 11) 1999
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (956,490)	$(1,144,414)
Interest received	651	1,315
Interest paid on long-term debt	-	(43)
	(955,839)	(1,143,142)
Cash flows from financing activities		
Issue of share capital	2,011,000	2,631,000
Repayment of long-term debt	-	(1,757)
	2,011,000	2,629,243
Cash flows from investment activities		
Proceeds on redemption of term deposit	10,000	-
Proceeds on disposal of capital assets	43,000	84,351
Purchase of capital assets	(2,329)	(984)
Mineral property acquisition costs	(2,150)	(4,440)
Deferred development expenditures, net of amortization of capital assets of $79,836 (1999 - $112,756)	(1,098,021)	(1,557,309)
	(1,049,500)	(1,478,382)
Net decrease in bank advances	5,661	7,719
Bank advances at beginning of year	18,960	26,679
BANK ADVANCES AT END OF YEAR	$ 13,299	$ 18,960

GALLERY RESOURCES LIMITED

STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES

YEAR ENDED FEBRUARY 29, 2000

	2000	1999
Expenditures		
Amortization	$ 79,836	$ 112,756
Property rental	-	2,330
Royalties	-	50,000
Subcontractors	1,081,411	1,452,710
Wages and employee benefits	16,610	52,269
Increase in deferred development expenditures during the year	1,177,857	1,670,065
Deferred development expenditures at beginning of year	4,254,818	2,835,749
	5,432,675	4,505,814
Deferred costs written off	126,779	250,996
DEFERRED DEVELOPMENT EXPENDITURES AT END OF YEAR (note 6)	$ 5,305,896	$ 4,254,818

1. INCORPORATION AND OPERATIONS

The company was incorporated on February 9, 1987 under the provisions of The Alberta Business Corporations Act and is listed on the Canadian Venture Exchange. The company was established to identify and evaluate investments or acquisitions primarily in gold and silver mineral resource prospects or properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent on the ability of the company to obtain future financing to complete its development plans, the discovery of economically recoverable mineral reserves and the ability to finance, develop and carry out future successful operations.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. The ability of the company to continue as a going concern is dependent on it raising the required capital to proceed with its operational plans and subsequently obtain profitable operations. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Mining claims and deferred expenses

Mining claims are valued at cost less option payments received.

Deferred expenses relate to exploration of mining claims and will be deferred until the properties are brought into production, at which time they will be amortized on a unit of production basis or until the properties are sold or abandoned, at which time the asset will be written off. Provision is made for permanent declines in value.

Recovery of deferred expenses is contingent upon either the company identifying mineral reserves in commercial quantities and bringing such reserves into profitable production or the profitable disposition of mineral leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Investment in joint ventures

The company accounts for its interest in joint ventures using the proportionate consolidation method which reflects the company's share of assets and liabilities of the joint ventures at acquisition and at each joint venture year end.

The joint ventures have no operating revenues or expenditures at this time. The totals of the company's share of joint venture assets and liabilities included in these financial statements are:

	2000	1999
Assets	$ 65,541	$ -
Liabilities	$ 32,541	$ -

c) Capital assets

The company provides for amortization of the bridge using the straight-line basis and other capital assets using the declining balance basis at the following annual rates with no residual values:

Bridge	20%
Field equipment	20%
Automotive equipment	30%
Office equipment	20%
Computer equipment	30%

These rates are intended to amortize the assets over their estimated useful lives. One half year's amortization is recorded in the period of acquisition and in the period of disposal.

d) Mining properties

The company records mining properties at cost. Such costs are being deferred until commercial production commences and do not represent the present or future value of these properties. Costs of any properties or projects abandoned are written off in the year the abandonment decision is made.

e) Share issue costs

The company charges share issue costs to the deficit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Flow-through common shares

From time to time, the company enters into agreements for "flow-through" common shares, as this term is defined in the Income Tax Act (Canada). Such shares entitle the subscriber to earn income tax deductions in respect of qualifying expenditures made by the company. The company must incur Canadian exploration expenses in an amount equal to the consideration paid for the shares and renounce these expenses to the holders of these flow-through common shares. The recorded amounts for the flow-through common shares of the company and the related exploration expenses are reduced by any premium received for such securities over their prevailing market price. As at February 29, 2000, the company had spent and capitalized the full amount of Canadian exploration expenses required pursuant to all previously issued flow-through common shares.

Proceeds received from flow-through common shares are classified as a deferred liability until such time as the company has fulfilled its obligations under the terms of the agreements and the common shares have been issued.

Cash received from flow-through common shares is disclosed as a long-term asset until qualifying expenditures are incurred. Qualifying expenditures are added to the cost base of the asset to which they relate.

g) Financial instruments

The company's financial instruments consist of accounts receivable, share subscriptions receivable, term deposits, bank advances and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values unless otherwise noted.

3. TERM DEPOSITS

These deposits are held by the bank as security for reclamation bonds and cannot be released to the company without prior approval of the appropriate government agency.

Maturity Date	Amount	Interest Rate
May 3, 2000	$ 10,000	3.25%

4. CAPITAL ASSETS

	2000			1999
	Cost	Accumulated Amortization	Net	Net
Bridge	$ 29,286	$ 23,428	$ 5,858	$ 11,715
Field equipment	654,370	362,469	291,901	399,880
Automotive equipment	25,589	19,540	6,049	8,641
Office equipment	26,090	16,688	9,402	11,752
Computer equipment	2,328	349	1,979	-
	$ 737,663	$ 422,474	$ 315,189	$ 431,988

5. RELATED PARTY TRANSACTIONS

During the year, the company paid and/or accrued the following amounts to directors:

	2000	1999
Wages, benefits and compensation for losses on financing the company	$ 401,739	$ 431,531
Professional fees	18,666	18,860
	$ 420,405	$ 450,391

During the year, $20,348 (1999 - $457) was paid to a law firm whose partner is also a director of the company. The law firm acts as legal counsel for the company.

As at February 29, 2000, a non-interest bearing loan from a director in the amount of nil (1999 - $25,000) is included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. MINING CLAIMS AND DEFERRED EXPENSES

On September 12, 1989, the company entered into an agreement to lease a 100% undivided interest in eight placer mining leases located within the Cariboo Mining Division in the Province of British Columbia and to pay a 10% gross royalty. The costs relating to these mining claims have been written off.

On April 7, 1995, the company purchased ninety-six mineral claims at Cabot Lake within the Voisey's Bay area of Labrador in the Province of Newfoundland for $15,000. These mineral claims were contributed to a joint venture in August, 1999. Additional mineral claims at Cabot Lake were also contributed to the joint venture by the other participant.

6. MINING CLAIMS AND DEFERRED EXPENSES (Continued)

On July 5, 1995, the company purchased eight hundred mineral claims within the Voisey's Bay area of Labrador in the Province of Newfoundland from a director for $58,250, the issuance of 2,700,000 common shares and a royalty to be calculated at 1.5% of net smelter returns. The company has been granted an irrevocable option to acquire all of this royalty for a purchase price of $1,000,000 for each one-third of the royalty held by the vendor on each mineral block claim.

On January 25, 1996, the company purchased two hundred mineral claims at Okak Bay within the Voisey's Bay area of Labrador in the Province of Newfoundland for $20,000, the issuance of 100,000 common shares and a royalty to be calculated at 2% of net smelter returns.

On April 25, 1996, the company purchased five placer mining claims located within the Cariboo Mining Division of British Columbia for the issuance of 50,000 common shares. The costs relating to these mining claims have been written off.

On April 25, 1996, the company was granted an exclusive option to acquire a 100% interest in sixteen hard rock claims located within the Cariboo Mining Division in the Province of British Columbia for 100,000 common shares, a royalty to be calculated at 3% of net smelter returns and semi-annual payments of $12,500 each for five years commencing June 1, 1996. The company may exercise the option at any time during the term of the agreement upon payment of $1,000,000. The semi-annual payments of $12,500 each and the 3% net smelter royalty shall be terminated upon exercise of the option. The costs relating to acquisition of these mining claims have been written off.

On July 18, 1997, the company acquired thirty-two mineral claims at Okak Bay within the Voisey's Bay area of Labrador in the Province of Newfoundland from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)).

On October 22, 1997, the company acquired four hundred and sixty-seven mineral claims at Harp Lake and Okak Bay within the Voisey's Bay area of Labroador in the Province of Newfoundland from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)).

On March 25, 1998, the company acquired seventy-four mineral claims at the Voisey's Bay South area of Labrador in the Province of Newfoundland from a director and officer for no consideration other than the establishment of a restricted share plan (note 7f)).

Mining claims and deferred expenses consist of:

	Acquisition Costs	Deferred Development Expenditures	2000	1999
Cariboo Mining Division of British Columbia	$ -	$ -	$ -	$ 197,500
Voisey's Bay area of Newfoundland	719,840	5,305,896	6,025,736	4,972,508
	$ 719,840	$ 5,305,896	$ 6,025,736	$ 5,170,008

7. CAPITAL STOCK

a) Authorized

Unlimited number of common voting shares

b) Issued and outstanding common shares

The company has issued and outstanding 57,062,070 common shares at February 29, 2000 (46,035,404 - February 28, 1999). Common share transactions are as follows:

	Number of Shares	Consideration
Balance as at February 28, 1998	36,665,404	$ 11,437,650
Issued for cash on exercise of options	370,000	111,000
Issued for cash on exercise of warrants	1,000,000	300,000
Issued for cash on private placements	5,700,000	1,515,000
Issued for cash	2,300,000	705,000
Balance as at February 28, 1999	46,035,404	14,068,650
Issued for cash on exercise of options	166,667	45,000
Issued for cash on exercise of warrants	2,060,000	518,000
Issued for cash on private placements	800,000	160,000
Issued for cash	7,999,999	1,300,000
Balance as at February 29, 2000	57,062,070	$ 16,091,650

c) Share purchase options

At February 29, 2000, common shares were reserved for issuance to directors and senior executives under Stock Option Plans as follows:

Options outstanding at year end	Exercise Price	Expiry Date
5,700,000	$ 0.15 per share	February 15, 2005

Option activity for the three preceding years is as follows:

	2000	1999	1998
Balance at beginning of year	4,565,000	3,860,000	3,000,000
Activity during year:			
Granted	5,700,000	3,700,000	2,010,000
Exercised	(166,667)	(370,000)	(475,000)
Cancelled	(4,398,333)	(2,625,000)	(675,000)
Balance at end of year	5,700,000	4,565,000	3,860,000

7. CAPITAL STOCK (Continued)

d) Share purchase warrants

At February 29, 2000, common shares were reserved for issuance under private placement subscription agreements as follows:

Warrants outstanding at year end	Exercise Price	Expiry Date
1,700,000	$ 0.35 per share	March 27, 2000
2,500,000	$ 0.40 per share	July 30, 2000
1,200,000	$ 0.25 per share	February 9, 2001
800,000	$ 0.25 per share	March 10, 2001
2,000,000	$ 0.30 per share	August 24, 2001
3,166,666	$ 0.15 per share	January 13, 2002
1,090,000	$ 0.15 per share	January 27, 2002
1,393,333	$ 0.15 per share	February 8, 2002

e) Shareholders rights plan

On October 11, 1996, the shareholders of the company approved a Shareholder Rights Plan whereby, as of the adoption date September 6, 1996, one right was issued for each common share of the company. These rights remain attached to the shares and are not exercisable until the occurrence of certain designated events. The Plan is intended to maximize shareholder value and ensure all shareholders are treated fairly in the event of a takeover bid.

f) Restricted share plans

Restricted share plans have been established which provide for the issuance of up to 2,000,000 common shares per potential mining property to a director upon the discovery of an economically and commercially viable mineral resource deposit on any of the properties (note 6) owned by the company.

8. LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Loss per share on a fully diluted basis has not been disclosed as it is anti-dilutive.

9. INCOME TAXES

The company has non-capital losses for income tax purposes in the amount of $5,111,717 (1999 - $4,524,682) which have not been recognized for accounting purposes. These losses can be applied against future taxable income as follows:

Deductible Until	Amount
2001	$ 263,381
2002	290,236
2003	1,290,185
2004	843,193
2005	644,193
2006	989,558
2007	790,971
	$ 5,111,717

As at February 29, 2000, the company has Cumulative Canadian Exploration Expenses in the amount of $7,513,429 (1999 - $6,415,408) which can be applied against future taxable income.

Included in the income tax loss carry forward amounts are share issue costs of $115,555 (1999 - $95,354). An additional $23,399 (1999 - $43,600) remains to be deducted for income tax purposes. The effect of subsequent utilization of this component of the losses will be credited directly to the deficit.

10. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue which may affect the entity including those related to customers, suppliers or other third parties have been fully resolved.

11. COMPARATIVE FIGURES

Certain 1999 figures have been reclassified to conform to financial statement presentation adopted for the current year.

12. SUBSEQUENT EVENTS

In May, 2000, the company issued 6,000,000 private placement units at $0.15 per unit. Each unit consists of one common share and a warrant to purchase an additional common share for $0.20 in the first year and $0.25 in the second year.

In June, 2000, the company acquired three hundred and twelve mineral claims in central Newfoundland called the Katie Property. The company has a three year option to earn a 100% interest in the property subject to a royalty to be calculated at 3% of net smelter returns. The company has the option of purchasing 2% of the net smelter royalty for $3,000,000.

In June, 2000, the joint venture acquired a mineral property at Cabot Lake within the Voisey's Bay area of Labrador in the Province of Newfoundland. Payments of $3,000,000 are due upon the discovery of a commercial ore deposit.